

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 24, 2013

Via E-mail
William H. Shea, Jr.
Chief Executive Officer
PVR Partners, L.P.
Three Radnor Corporate Center
100 Matsonford Road Suite 301
Radnor, Pennsylvania 19087

> **Re:** **PVR Partners, L.P.**
> **Registration Statement on Form S-3**
> **Filed June 14, 2013**
> **File No. 333-189344**
> **Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed February 27, 2013**
> **File No. 001-16735**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 25, 2013**
> **File No. 001-16735**

Dear Mr. Shea:

We have reviewed your filings and have the following comments. We have limited our review of your registration statement to the issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

With respect to your registration statement, please respond to this letter by amending your registration statement and providing the requested information. With respect to your Form 10-K, please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3

General

1. Please note that we will not be in a position to consider a request for acceleration of effectiveness for your registration statement until we resolve all comments regarding your Form10-K for the fiscal year ended December 31, 2012.

Incorporation by Reference, page 3

2. Please revise the last sentence on page 1 of your filing. In this regard, we note your disclosure that information filed after the initial registration and prior to effectiveness will "automatically update and may replace information in this prospectus and information, including any prospectus supplement, previously filed with the SEC." Please revise to state that relevant filings made after the initial registration statement and prior to effectiveness are incorporated by reference into the prospectus. Please refer to Securities Act Forms Compliance and Disclosure Interpretations 123.05.

Risk Factors, page 3

3. We note that your stock price has experienced volatility relative to other reporting companies in your industry. Please include a risk factor to disclose this volatility.

Form 10-K for the year ended December 31, 2012

Item 7 Management's Discussion and Analysis of Financial Condition and Results of Operations, page 41

Liquidity and Capital Resources, page 52

Cash Flows, page 52

Cash Flows from Investing Activities, page 53

4. We note the table showing your capital expenditures for the past three years. Please explain to us and disclose how this table reconciles to your cash flows from investing activities as seen on your statement of cash flows.

Critical Accounting Estimates, page 57

5. Please tell us how you determined that your accounting policy related to impairment of fixed assets was not a critical accounting policy involving significant judgment by your management. In this regard, we note the material impairment recorded in 2012 by your Midcontinent Midstream segment, and we assume that continued declines in natural gas

prices or sustained low prices could lead to further impairments in your midstream assets or in your coal properties and equipment. If you propose to provide a critical accounting policy in future filings, please show us what that policy will look like.

Item 8 Financial Statements and Supplementary Data, page 61

Notes to Consolidated Financial Statements, page 68

Note 2. Summary of Significant Accounting Policies, page 69

New Accounting Standards, page 73

6. We note your statement that effective January 1, 2012 you adopted the approach to review qualitative factors to determine whether it is more likely than not that the fair value of long-lived assets is less than their carrying amount. Please tell us the specific accounting guidance that you adopted on January 1, 2012.

Note 3. Impairments, page 73

7. We understand from Note 2 that you only calculate the difference between the carrying amount of long-lived assets and the sum of their undiscounted future cash flows if your review of qualitative factors leads you to conclude that it is more likely than not that the fair value of those assets is less than their carrying amount including any related goodwill. Please give us an example of how you would review qualitative factors and how such a qualitative factor review led you to conclude that it was more likely than not that the fair value of long-lived assets was greater than their carrying amount for your Eastern Midstream segment. Tell us whether continuing market declines of natural gas prices that triggered the impairment test for the Midcontinent Midstream segment could also trigger impairment tests for your other segments such as the Coal and Natural Resource Management segment given the effect of energy prices upon each other. To the extent you performed a "step one" test for the long-lived assets in these segments and the carrying amount was less than undiscounted cash flows but greater than discounted cash flows, please consider disclosing the risks and uncertainties associated with this type of situation in an appropriate location in your filing.

Note 10. Equity Investments, page 81

8. We note that you record your share of joint venture earnings in other revenues. We also note that you included the impairment of your equity investment in other revenues. Please explain to us why you believe it is appropriate to classify equity income and related impairments in revenues. Refer to Rule 5-03 of Regulation S-X. Also quantify for us the amount of this line item that is comprised of equity income and impairment for each period presented.

Note 13. Long-term Debt, page 83

9. We note your discussion on page 84 of the private placement of your 8.375% Senior
Notes. We also note that you filed a Form S-4 effective on February 8, 2013 to exchange
these old notes for new registered notes. Please tell us whether this exchange was
consummated. If so, please tell us why you do not discuss this exchange in your debt
footnote in your Form 10-K or your Form 10-Q for the quarterly period ended March 31,
2013. Please further provide us with your analysis of compliance with Rule 3-10 of
Regulation S-X for your 8.375% Senior Notes and your 8.25% Senior Notes as of each of
December 31, 2012 and March 31, 2013.

Item 9A Controls and Procedures, page 93

Disclosure Controls and Procedures, page 93

10. We note your disclosure that your disclosure controls and procedures are designed to
ensure that information required to be disclosed by you in reports that you file or submit
under the Exchange Act is recorded, processed, summarized and reported accurately and
on a timely basis. Please also tell us if your disclosure controls and procedures were
effective in ensuring that information required to be disclosed by you in the reports you
file or submit under the Act is accumulated and communicated to your management,
including your Chief Executive Officer and Chief Financial Officer as appropriate, to
allow timely decisions regarding required disclosure. Please revise future filings to either
include the entire definition of disclosure controls and procedures or provide none of the
definition to eliminate possible confusion.

Exhibit 31.1 and 31.2

11. We note that the identification of the certifying individual in the opening line of the
certification required by Exchange Act Rule 13a-14(a) also includes the title of the
certifying individual. In future filings, the identification of the certifying individual at the
beginning of the certification should be revised so as not to include the individual's title.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion & Analysis, page 25

12. We note your disclosure on page 31 stating the overall contributions considered in
determining the amounts paid to the named executive officers pursuant to the individual
performance objectives of the Annual Incentive Plan. In view of the fact that the
company did not achieve its established financial performance objective, which was to
account for 85% of the payouts made under the Annual Incentive Plan, but nonetheless
made significant payouts under the plan, for each named executive officer describe in
greater detail the specific individual contributions that resulted in the payout under the

plan and contextualize those achievements for purposes of demonstrating how they resulted in the specific payout under the plan. Please address whether the committee increased the percentage of the payout that was based on individual performance objectives, or utilized another method of calculating the specific payouts. Please refer to Item 402(b)(2)(vii) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Act of 1933, all applicable Securities Act rules, the Securities Exchange Act of 1934 and/or all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

In responding to our comments on the Form 10-K, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lisa Sellars, Staff Accountant, at (202) 551-3348 or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer López, Staff Attorney, at (202) 551-3792, Lilyanna Peyser, Special Counsel, at (202) 551-3222, or me at (202) 551-3720 if you have questions regarding any other comments.

Sincerely,

/s/ Lilyanna L. Peyser for

Mara L. Ransom
Assistant Director